Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Three Months Ended March 31,
	2013	2012
Earnings:
Income from continuing operations before provision for income taxes	$31,668	$19,499
Add:
Fixed charges	26,414	21,867
Less undistributed earnings (losses) from equity method investees	—	—
Total earnings	$58,082	$41,366
Fixed charges:
Interest expense	$10,146	$9,054
Estimate of interest expense within rental expense	16,268	12,813
Total fixed charges	$26,414	$21,867
Ratio of earnings to fixed charges	2.2	1.9